Mail Stop 6010

June 9, 2008

Mr. Michael G. McGuinness
Chief Financial Officer
Manhattan Pharmaceuticals, Inc.
810 Seventh Avenue, 4th Floor
New York, NY 10019

      Re: Manhattan Pharmaceuticals, Inc.
             Registration Statement on Form S-1 filed May 1, 2008
             File No. 333-150580
             Response Letter filed June 3, 2008

Dear Mr. McGuinness:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you have not filed copies of all of the exhibits to the joint venture agreement. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your registration statement to provide a copy of the full and complete joint venture agreement, including any exhibits, schedules and appendices which are included in the agreement. We may have further comments upon reviewing the full and complete agreement.

2. In connection with the put right, please revise your registration statement throughout to register only the resale of up to 17,857,143 shares underlying the put of Nordic's current investment in the joint venture which appears to be $2.5

million. Given the contingency regarding FDA approval occurring as to the second $2.5 million investment by Nordic in the joint venture, and that the put right as to those shares does not currently and may never actually exist, it is premature to register the resale of shares underlying that put right.

3. In connection with the call right, we note that Nordic has the right to refuse the call and pay a cash amount to you. Since the call right provides that Nordic has a decision to either pay cash or exchange its interest in the joint venture for shares of your common stock, it appears that the registration of the common shares underlying the call option is premature. Please amend your registration statement to remove these shares.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575, Michael Reedich, at (202) 551-3612 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Anthony O. Pergola, Esq.
        Lowenstein Sandler PC
        65 Livingston Avenue
        Roseland, New Jersey 07068